Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”).

Unless the context requires otherwise, the terms “CollPlant,” “we,” “us,” “our,” “the Company,” and similar designations refer to CollPlant Biotechnologies Ltd. and its wholly owned subsidiary CollPlant Ltd. References to “ordinary shares”, “warrants” and “share capital” refer to the ordinary shares, warrants and share capital, respectively, of CollPlant Biotechnologies Ltd.

References to “U.S. dollars” and “$” are to currency of the United States of America. References to “ordinary shares” are to our ordinary shares, par value NIS 1.50 per share. Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Forward-Looking Statements

Certain information included in this discussion may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of significant losses, and our need to raise additional capital and our inability to obtain additional capital on acceptable terms, or at all;

●	our expectations regarding the timing and cost of commencing pre-clinical and clinical trials with respect to rhCollagen based products in 3D bioprinting and medical aesthetics;

●	ours or our strategic partners’ ability to obtain favorable pre-clinical and clinical trial results;

●	regulatory action with respect to rhCollagen based products in 3D bioprinting and medical aesthetics, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	commercial success and market acceptance of rhCollagen based products, in 3D Bioprinting and medical aesthetics;

●	our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	our reliance on third parties to conduct some or all aspects of our product manufacturing;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	the impact of competition and new technologies;

●	statements as to the impact of the political and security situation in Israel on our business, including due to the ongoing war in Israel;
●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation and regulatory proceedings; and

●	those factors referred to under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report, as well as in our Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the following discussion which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in the following discussion are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in the following discussion. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

We are a regenerative and aesthetic medicine company focused on medical aesthetics and 3D bioprinting of tissues and organs. Our products are based on our recombinant human collagen (rhCollagen) that is produced with our proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In February 2021, we entered into a development and global commercialization agreement with Allergan, an AbbVie company, or the AbbVie Development Agreement, pursuant to which we and AbbVie are collaborating in the development and commercialization of dermal and soft tissue filler product for the medical aesthetics market, using our rhCollagen technology in combination with AbbVie’s technology. In February 2025, we announced the achievement of a development milestone with respect to this product candidate, which, according to the AbbVie Development Agreement, triggered a $2 million payment from AbbVie to us. This milestone achievement follows our announcement in June 2023 regarding another achievement of another major milestone, which triggered a $10 million payment from AbbVie to us. The dermal filler product candidate is currently in the clinical phase. AbbVie is collecting data and conducting a review of interim results from the first cohort of patients enrolled under the trials initiated in 2023 and next steps for the program are to be determined by AbbVie upon concluding their assessment.

Our rhCollagen bioink product line is ideal for 3D bioprinting of tissues and organs. In the field of medical aesthetics, we are developing regenerative 3D-bioprinted breast implants for regeneration of breast tissue to address an unmet need derived from estimated $3 billion global breast implant market. The implants in development are printed using bioink comprised of our rhCollagen in combination with other proprietary biomaterials. These implants are designed to regenerate breast tissue without eliciting immune response, and thus may provide a revolutionary alternative for aesthetic and reconstructive procedures. Pre-clinical studies continue to yield encouraging results. In August 2024, we launched a two-arm study utilizing a refined surgical protocol that enables implantation through a small incision while minimizing the risk of displacement or inversion. MRI and ultrasound analyses conducted in 2025 and 2024 confirmed tissue integration and vascularization, with one arm demonstrating rapid tissue ingrowth, preserved implant volume and mechanical integrity, and no observed complications. These outcomes support further optimization of the implants to promote long-term neo-tissue remodeling.

In addition, we are developing a photocurable regenerative dermal filler comprised of our tissue regenerating rhCollagen and other biomaterials. In addition to skin lifting, this state-of-the-art filler is designed to enable skin rejuvenation as well as facial contouring, thus addressing the need for more innovative aesthetic products.

We also market VergenixSTR, a soft tissue matrix, intended for the treatment of tendinopathy, and VergenixFG, a wound healing flowable gel, intended for the treatment of chronic and acute wounds. In February 2025, we announced the expansion of our distribution channels for Vergenix STR product in Europe and Asia. Specifically, we signed distribution agreements for VergenixSTR with distributor companies located in the Netherlands, Turkey and India, for sales in the territories of the Netherlands, Belgium, Luxemburg (“Benelux”), Spain, India and Turkey.

In recent years, we have financed our operations primarily with revenues from sales of our products, license of our technology and development milestone achievement payments from business partner, as well as from net proceeds from private and public offerings on Nasdaq Global Market.

Financial Operations Overview

Revenues

Our ability to generate significant revenues will depend on the successful commercialization of our rhCollagen-based bioinks and products, our strategic partners successful commercialization of the dermal filler product that is in a clinical phase, and on our ability to establish and maintain business collaborations with leading companies for 3D bioprinting of organs and tissues, and for medical aesthetics. In the six months ended June 30, 2025, we generated revenues of $2.2 million, mainly from the achievement of a development milestone with respect to the AbbVie agreement, which triggered a $2 million payment from AbbVie to us, and from sales of our BioInk and rhCollagen products.

Our revenues are recorded in the amount of consideration to which we expect to be entitled in exchange for performance obligations upon transfer of control to the costumer.

Cost of Revenues

Cost of revenues in our proprietary products and services includes expenses for the manufacturing of products such as raw materials, payroll, utilities, laboratory costs, share-based compensation and depreciation. Cost of revenue also includes royalties to the Israeli Innovation Authority (“IIA”) and provisions for the costs associated with manufacturing scraps and inventory write downs.

For more information, see “Item 3.D. Risk Factors—Risks Related to Our Financial Position and Capital Requirements—The IIA grants we have received in the past for research and development expenditures may restrict our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions” in the Annual Report on Form 20-F as of and for the year ended December 31, 2024.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of our rhCollagen-based products. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories;

●	expenses incurred under agreements with CROs and investigative sites that conduct our pre-clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting, and advisory services;

●	supply, development, and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation, and other expenses, which include direct and allocated expenses for rent and insurance, net of expenses capitalized to inventory; and

●	costs associated with preclinical and clinical activities.

Research and development activities are the primary focus of our business. Products in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will continue to be significant in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our products.

Our total research and development expenses, for the six months ended June 30, 2025 were $4.1 million. We did not apply for grants from the IIA since 2019 and to date, we have charged all research and development expenses to operations as they are incurred.

There are numerous factors associated with the successful commercialization of any of our products, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time. Additionally, future commercial and regulatory factors beyond our control will affect our clinical development programs and plans.

General, Administrative, and Marketing Expenses

Our general and administrative expenses consist principally of:

●	employee-related expenses, including salaries, benefits, and related expenses, including share-based compensation expenses;

●	legal and professional fees for auditors, investor relations and other consulting expenses not related to research and development activities;

●	cost of offices, communication, and office expenses;

●	information technology expenses;

●	business development and marketing activities;

●	stock exchange fees and related services; and

●	board members related expenses, including fees and directors’ and officers’ liability insurance premiums.

Financial Income/Financial Expense, net

Financial income includes interest income regarding short-term deposits and restricted deposits. Financial expense consists of bank and other fees and exchange rate differences from the strengthening of the U.S. dollars compared to the NIS.

Taxes on Income

We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward tax losses. As of December 31, 2024, we have incurred operating losses of approximately $35.2 million for CollPlant Biotechnologies Ltd. and $46.0 million for CollPlant Ltd.

We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years assuming that we utilize them at the first opportunity. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

The standard corporate tax rate in Israel is 23%. Under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, as amended, or the Investment Law and other Israeli laws, we may be entitled to certain additional tax benefits, including reduced tax rates, accelerated depreciation, and amortization rates for tax purposes on certain assets and amortization of other intangible property rights for tax purposes.

Operating Results

The following table sets forth a summary of our operating results (unaudited):

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024
	USD in thousands

Revenues	$2,234	$347	$179	$249
Cost of revenues	374	1,081	186	536
Gross profit (loss)	1,860	(734)	(7)	(287)

Operating expenses:
Research and development	4,118	5,103	2,013	2,697
General, administrative and marketing	2,568	2,898	1,158	1,422
Total operating expenses:	6,686	8,001	3,171	4,119
Total operating loss	4,826	8,735	3,178	4,406
Financial income (expenses), net	27	330	(169)	196
Net loss for the period	$4,799	$8,405	$3,347	$4,210

Three months ended June 30, 2025, compared to three months ended June 30, 2024

 Revenues

In each of the three months periods ended June 30, 2025 and, 2024 we generated revenues of $0.2 million.

Cost of revenues

We incurred cost of revenues in the amount of $0.2 million in the three months ended June 30, 2025, compared to $0.5 million in the three months ended June 30, 2024. The decrease in cost of revenues in the amount of $0.3 million is mainly attributable to (i) a reduction in inventory impairments which decreased by $0.2 million, and (ii) a $0.1 million decrease in sales of rhCollagen-based products.

Research and Development Expenses

We incurred research and development expenses amounting to $2.0 million in the three months ended June 30, 2025 and $2.7 million in the three months ended June 30, 2024. The decrease in research and development expenses of approximately $0.7 million is mainly related to the Company’s cost reduction plan with: (i) a $0.3 million decrease in research and development materials and subcontractor expenses mainly related to the breast implants program, (ii) a $0.2 million decrease in workforce and share-based compensation expenses, and (iii) a $0.1 million decrease in rent and administrative expenses.

General, Administrative and Marketing Expenses

We incurred general, administrative, and marketing expenses of $1.2 million in the three months ended June 30, 2025, compared to $1.4 million in the three months ended June 30, 2024. The decrease of approximately $0.2 million is mainly comprised of (i) a decrease of $0.1 million in patents expenses as part of the company’s cost reduction plan, and (ii) a decrease of $0.1 million in employees salaries expense.

Financial Income (Expenses), Net

Financial expenses, net totaled $0.2 million in the three months ended June 30, 2025, compared to financial income, net of $0.2 million in the three months ended June 30, 2024. The increase of $0.4 million in financial expenses, net is due to (i) a $0.2 million increase in USD/NIS exchange rate differences expenses, and (ii) a $0.1 million decrease in interest received from our short-term cash deposits.

Six months ended June 30, 2025, compared to six months ended June 30, 2024

Revenues

In the six months ended June 30, 2025 we generated revenues of approximately $2.2 million, compared to $0.3 million for the six months ended June 30, 2024. The increase in revenue is mainly related to a development achievement relating to the dermal filler product candidate, which triggered a $2 million payment from AbbVie to CollPlant according to the AbbVie agreement.

Cost of revenues

We incurred cost of revenues in the amount of $0.4 million in the six months ended June 30, 2025 compared to $1.1 million in the six months ended June 30, 2024. The decrease in cost of revenues in the amount of $0.7 million is mainly comprised of (i) a $0.5 million decrease in inventory impairments, and (ii) a $0.2 million decrease in sales of rhCollagen-based products.

Research and Development Expenses

We incurred research and development expenses amounting to $4.1 million in the six months ended June 30, 2025, compared to $5.1 million in the six months ended June 30, 2024. The decrease in research and development expenses of approximately $1.0 million is mainly related to the Company’s cost reduction plan with: (i) a $0.4 million decrease in research and development materials and subcontractor expenses mainly related to the breast implants program, and (ii) a $0.4 million decrease in workforce and share-based compensation expenses.

General, Administrative and Marketing Expenses

We incurred general, administrative, and marketing expenses of $2.6 million in the six months ended June 30, 2025, compared to $2.9 million in the six months ended June 30, 2024. The decrease of $0.3 million is mainly comprised of (i) a decrease of $0.1 million in patents expenses as part of the company’s cost reduction plan, (ii) a decrease of $0.1 million in employees’ salaries expense, and (iii) insurance reimbursements of $0.1 million received in 2025.

Financial Income (Expenses), Net

Financial income, net for the six months ended June 30, 2025, totaled $0.03 million, compared to $0.3 million in the six months ended June 30, 2024. The decrease in financial income, net is due to a decrease in interest received from our short-term cash deposits and an increase in exchange rate differences expenses.

Critical Accounting Estimates

For information with respect to critical accounting estimates, see the discussion under the heading “Critical Accounting Estimates” in our Annual Report.

Recent Accounting Pronouncements

For information with respect to recent accounting pronouncements, see the discussion under the heading “Recent Accounting Pronouncements” in our Annual Report.

Liquidity and Capital Resources

Our primary uses of cash are to fund the Company operation, including working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations (including sales of our proprietary products and distribution products), payments received in connection with strategic partnerships (including milestone payments from collaboration agreements), issuances of ordinary shares and warrants (including public offerings on the Nasdaq, Tel Aviv Stock Exchange and private placements) and government grants from the IIA.

The balance of cash and cash equivalents as of June 30, 2025 and December 31, 2024 totaled $11.4 million and $11.9 million, respectively. In February 2025, we received an additional $2 million payment from AbbVie under the AbbVie Development Agreement. In June 2025, we completed a registered direct offering which resulted in net proceeds of $3.1 million. We plan to fund our future operations through continued sales of our proprietary products, commercialization and/or out-licensing of our rhCollagen technology, raising additional capital through the issuance of equity or debt, additional milestone payments that may be received under the AbbVie Development Agreement, adjustment of operating expenses to meet available cash resources or a combination of the foregoing. If additional capital is not available to us when needed or on acceptable terms, we may be required to significantly curtail, delay, or discontinue one or more of our research or development programs or the commercialization of any products or product candidates, and we may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired.

Cash Flows

Net Cash Used in Operating Activities

Net cash used in operating activities resulted primarily from our net losses, adjusted for non-cash charges and measurements and changes in components of working capital. Adjustments to net income or loss for non-cash items include depreciation and amortization, share-based compensation, exchange differences on cash and cash equivalents, interest from short term deposits and interest from restricted deposit. This cash flow mainly reflects the cash needed for funding the products and pipeline products development and our management costs during the applicable periods.

Net cash used in operating activities in the six months ended June 30, 2025, totaled $3.6 million and consisted primarily of (i) net loss of $4.8 million, adjusted for non-cash items including depreciation and amortization of $0.5 million, shared-based compensation of $0.7 million and exchange differences on cash and cash equivalents and restricted cash of $0.1 million, and (ii) a net change in operating assets and liabilities of $0.1 million.

Net cash used in operating activities in the six months ended June 30, 2024, totaled $7.2 million and consisted primarily of (i) net loss of $8.4 million, adjusted for non-cash items including depreciation and amortization of $0.5 million, shared-based compensation of $0.8 million and exchange differences on cash and cash equivalents and restricted cash of $0.2 million, and (ii) a net change in operating assets and liabilities of $0.3 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $0.01 million during the six months ended June 30, 2025 compared to $0.3 million during the six months ended June 30, 2024, and related primarily to a decrease in purchases of property and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $3.1 million for the six months ended June 30, 2025 compared to $0.01 million in the six months ended June 30, 2024. The increase is mainly attributed to our registered direct offering in June 2025, which resulted in net proceeds of $3.1 million.

Our cash requirements from known contractual obligations within the next twelve months include:

●	Lease liabilities in the amount of $0.8 million; and

●	Trade and other payables in the amount of $1.9 million, which include amounts related to suppliers, salaries and other liabilities with payment term of less than one year.

Our long-term cash requirements under our various contractual obligations include:

●	Lease liabilities in the amount of $2.2 million.

Cash and Funding Sources

The table below summarizes our sources of funding for the six months ended June 30, 2025:

	Issuance of Ordinary Shares and Warrants	Strategic Collaboration	Total
	(USD in thousands)
Six months ended June 30, 2025	3,102	2,000	5,102

Funding Requirements

We believe that our existing capital resources will be adequate to satisfy our expected liquidity requirements for at least twelve months from the filing date. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

Our present and future funding requirements will depend on many factors, including, among other things:

●	the number of potential new products we identify and decide to develop;

●	the progress, timing, and completion of preclinical testing and clinical trials which are based on our bioink, medical aesthetics, and any future pipeline product;

●	selling and marketing activities undertaken in connection with the commercialization of our products;

●	the costs of upscaling our manufacturing capabilities;

●	costs involved in the development of distribution channels, and for an effective sales and marketing organization, for the commercialization of our products;

●	the time and costs involved in obtaining regulatory approvals and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these products; and

●	the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims or infringements raised by third parties.

For more information as to the risks associated with our future funding needs, see “Item 3.D. Risk Factors” in our Annual Report on Form 20-F. We will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations” in our Annual Report.

Trend Information

We are in a development stage with regard to different medical and aesthetics products, and are in early stages of commercialization of our bioinks products for customers that develop technologies for 3D bio-printing of tissues and organs and the medical aesthetics market. It is not possible for us to predict with any degree of accuracy the outcome of our research, development, or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are included under the heading “Operating and Financial Review and Prospects” in our Annual Report and in this discussion.

Off-balance Sheet Arrangements

As of June 30, 2025, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Contractual Obligations

There were no material changes outside of the ordinary course of business in our contractual obligations as of June 30, 2025, from those as of December 31, 2024 as reported in our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on March 26, 2025.

Our balance sheet liabilities do not include all of the obligations regarding royalties that we are obligated to pay to the IIA based on future sales of our products. The maximum royalty amount plus interest that would be payable by us is approximately $7.0 million (assuming 100% of the royalties are payable). This liability is contingent upon sales of our rhCollagen-based products.